Exhibit 99.2

Management Analysis of the Financial Situation
and Operating Results

Management Discussion and Analysis

Three and Six-Month Periods Ended August 31, 2010

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS/ MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the consolidated financial position and operating results of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”). This analysis explains the material variations in the unaudited consolidated statements of earnings, financial position and cash flows of Neptune for the three-month and six-month periods ended August 31, 2010, compared to the corresponding periods ended August 31, 2009.

This analysis, completed on October 13, 2010, must be read in conjunction with the Company’s consolidated financial statements as at and for the period ended August 31, 2010 which are prepared in accordance with Canadian Generally Accepted Accounting Principles (« GAAP »).

For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, also refer to the Annual Report and the Annual Information Form for the period ended February 28, 2010, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

All dollar amounts in this document, with the exception of per-share amounts or unless otherwise noted, are in thousands of Canadian dollars.

OVERVIEW

As a result of a reorganization of activities during fiscal 2009, the Company has three reportable operating segments structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases applications (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases applications (NeuroBioPharm).

NEPTUNE

The Company continues to expand its customer base worldwide and is expecting revenue growth driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia. During the second quarter, the Company entered into new distribution agreements which cover new territories.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods at Vitafoods International 2010. Neptune launched a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. The Company is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new cognitive health indications. The Company will also be presenting pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars.

The Company also sustained its clinical research initiatives. As a result, Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil - NKO® on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Similarly, the clinical trials for functional/medical food applications with the multinational corporations Yoplait and Nestlé are progressing and should conclude before the end of this fiscal year at the latest.

Neptune has completed its second phase of production capacity increase without significant interruption of its production. Neptune’s current annual production capacity of NKO® is 130,000 kg. Neptune’s additional industrial plant project discussions are on schedule, with the target for the new industrial plant project to start during the course of calendar 2012.

On May 4, Neptune entered into a agreement with a syndicate of agent, led by Paradigm Capital Inc. and with Dundee Securities Corporation, to raise up to $15,000 through a private placement financing. However, due of difficult market conditions and considering Neptune’s share performance, and in order to avoid a too much important dilution, Neptune did not proceed with the financing and withdrew from the agreement.

The Company held a special and annual shareholders’ meeting on June 22, 2010 (the “Meeting”). At the Meeting a majority of shareholders approved, among other things, the amendment to the Company’s stock option plan and adopted the Shareholder Rights Plan (the “SRP”), which had been previously approved by the Board of Director of the Company.

i.	The Company’s stock option plan now allows the Company to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding on the date of the Meeting. As at the date of the Meeting, the total number of Common Shares of the Company issued and outstanding was 40,172,745.

ii.	The Board determined that the establishment of a SRP was in the best interest of the Company’s shareholders to have more time to consider any significant takeover bid for the Company without undue pressure, to allow the Board to propose, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The rights issue pursuant to the SRP required the approval by a majority of shareholders, which was obtained at the Meeting.

The SRP allow holders of common shares to purchase from the Company, for each common share held, an amount of common shares worth twice the market price on the date a triggering event occurs, at a price per common share equal to half the market price on the date of such triggering event. As defined in the SRP, a triggering event consists in a transaction that results in the acquisition by a person or group of persons (the “Acquirer”) of 20% or more of the outstanding common shares of the Company through a transaction that is not considered a permitted bid. The Acquirer would not be entitled to exercise any right it may hold through such transaction.

The rights under the SRP are not triggered by the purchase of shares made pursuant to a permitted bid. A permitted bid is one that is open for not less than 60 days and that is made to all shareholders by way of a take-over circular prepared in compliance with applicable securities laws. It must also comply with certain other conditions set out in the agreement signed with Computershare Services Inc., acting as registrar and transfer agent for the Company, to implement the SRP.

The Board retains discretion on the continuation of the SRP until its scheduled termination in three years, and on the waiving of dilutive effects of the provisions on triggering events for acquirers. A copy of the SRP is available on SEDAR and EDGAR under the Company’s fillings.

During the second quarter, Neptune appointed two investor relation firms, The Howard Group and CEOcast, in order to increase Neptune’s visibility toward investment community in Canada and the United States respectively. This increased awareness of Neptune should translate into higher trading volume on NASDAQ and TSX-V.

In regards to its intellectual property protection, the Company has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune’s competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, being determined to enforce its rights, has thus taken action against some of those companies in order to protect its intellectual property.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. (“Acasti”)

The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

During the first quarter of the 2011 fiscal year, the Company made significant progress in its scientific research and development programs and has achieved several value-creating milestones within the over-the-counter (“OTC”), medical food and prescription drug programs (Rx). Acasti has advanced negotiations for a deal with an undisclosed partner to commercialize an OTC product in the USA, Brazil and Canada. The product is presently in final development and is scheduled for market launch in 2011. Negotiations are ongoing with more selected pharmaceutical partners looking at licensing rights for further development and commercialization of Rx, OTC and Medical Foods.

Acasti continues to demonstrate its commitment to excellence by welcoming Dr. Jacques Genest, to its Scientific Advisory Board (“SAB”). Dr. Jacques Genest is a Professor of Medicine and Head of Cardiology at McGill University Health Centre and is one of the most distinguished cardiologists in Canada.

The outcome of the recent Acasti’s SAB general meeting held on June 15, 2010 was extremely positive. The purpose of the meeting was to review the 2010 research and development results and the SAB was extremely encouraged by the findings. As such, the Advisory Board has indicated that they strongly support Acasti’s research and development efforts and advocate their next stage of development. The Acasti SAB is composed of world renowned experts: Prof. Steven Nissen (Cleveland Clinic), Prof. Ruth McPherson (Ottawa University), Prof. William Harris (Sandford Research/USD), Prof. Thomas G. Hartman (Rutgers University Center), Dr. Magdy M. Abdel-Malik (Quaestio Global Partners) and Prof. Jacques Genest (McGill University Health Center). Prof. Daniel Rader (University of Pennsylvania School of Medicine) and Dr. Steven Adelman (CEO/co-Founder of Vascular Strategies LLC).

During the SAB meeting, Acasti presented in details the status of its product development program focusing on the chemistry, manufacturing and controls (CMC) aspects of its lead drug candidate CaPre™ supported by the positive comments received from both the FDA Center for Drug Evaluation and Health Canada’s Office of Clinical Trials. The complete preclinical data package including safety and efficacy was also reviewed, followed by a strategic discussion on the Phase II clinical study design according to regulatory recommendations received by the Company. The critical step now for Acasti is to correlate this preclinical data with efficacy in patients through an efficient clinical study design. The SAB acknowledges that the choice of CaPre™ dosage is thus key and must be wisely chosen; and will guide Acasti scientists through the process.

Acasti reported significant results on the effects of its anti-dyslipidemic investigational drug candidate CaPre™ on C-reactive protein (CRP) levels, a biomarker of CardioVascular Disease risk (CVD) and associated with diabetes and obesity. Severe dyslipidemic animals were treated once-daily with either 0.5g or 2.5g CaPre™ human equivalent dosing) per day for 28 days. After dosing, circulating plasma concentrations of total CRP were measured using a commercially-available and validated immunoassay kit. The treated animals benefited from the treatment resulting in a reduction of CRP levels by 15% and 24%, respectively.

NeuroBioPharm Inc. (“NeuroBioPharm” or “NBP”)

Exploratory pre-clinical studies were completed evaluating the potential effects of the NBP pipeline on neurodevelopmental and cognitive function in comparison to the industry gold standards; the results are encouraging and indicative of neurobioactivity in frontal and temporal lobes.

The clinical trial evaluating the effect of the medical food in early stage Alzheimer disease has now completed recruitment. The trial is done in multiple sites in different provinces in Canada. Under the prescription drug products program, preclinical studies evaluating the toxicity, pharmacokinetics and mechanism of action of the prescription drug have been designed. NBP was active in developing the OTC product (NKPL72 and NKPL43) and is still at validating the process at large scale. Finally, NBP’s attempts to sign a license or rights of first refusal for OTC monotherapy and/or fixed dose combination treatments with at least one partner are still in progress.

Principal consolidated financial information
(In thousands of dollars, except per share data)
	Three-month period		Six-month period
	ended August 31		ended August 31
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$
Sales and research contracts	4,114	1,371	8,276	4,248
EBITDA[1]	732	(1,634)	1,408	(1,917)
Net income (loss)	274	(2,112)	750	(3,519)
Basic and diluted earnings (loss) per share	0.01	(0.06)	0.02	(0.09)
Total assets	19,661	17,186	19,661	17,186
Working capital[2]	6,636	4,594	6,636	4,594
Shareholder equity	10,608	5,787	10,608	5,787
Book value per common share[3]	0.264	0.153	0.264	0.153
Long term debt	5,798	8,459	5,798	8,459

[1]	The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortization, income taxes and foreign exchange incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain on dilution for its EBITDA calculation.
[2]	The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.
[3]	The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding common shares at the end of the period. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

RECONCILIATION OF THE CONSOLIDATED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

A reconciliation of this non-GAAP financial information is presented in the table below. The Company uses non-GAAP measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company financial condition and operating results.

Neptune obtains its Consolidated EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes and foreign exchange incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain on dilution, for its Consolidated EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-GAAP financial information
(Expressed in thousands, except per share amounts)
	Three-month period		Six-month period
	ended August 31		ended August 31
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$
Net income (loss)	274	(2,112)	750	(3,519)
Add (deduct):
Amortization	257	211	458	348
Financial expenses	111	193	226	368
Stock-based compensation	194	131	309	256
Foreign exchange (gain) loss	(104)	(57)	(63)	630
Gain on dilution	-	-	(272)	-
EBITDA	732	(1,634)	1,408	(1,917)

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

Fiscal year ending February 28, 2011
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Sales and research contracts	8,276	4,162	4,114
EBITDA[2]	1,408	676	732
Net income	750	476	274
Basic and diluted earnings per share	0.02	0.01	0.01

Fiscal year ended February 28, 2010
		First	Second	Third	Fourth
	Total	Quarter	Quarter[1]	Quarter	Quarter
	$	$	$	$	$
Sales and research contracts	12,664	2,878	1,371	3,758	4,657
EBITDA[2]	(1,190)	(284)	(1,634)	440	288
Net income (loss)	(1,535)	(1,407)	(2,112)	2,023	(39)
Basic earnings (loss) per share	(0.041)	(0.037)	(0.056)	0.053	(0.001)
Diluted earnings (loss) per share	(0.044)	(0.037)	(0.056)	0,050	(0.001)

[1]	Impact of plant shut down during second quarter of fiscal 2010.
[2]	The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortization, income taxes and foreign exchange incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions, such as share-based compensation and gain on dilution for its EBITDA calculation.

SEGMENT DISCLOSURES

The Company has three reportable operating segment structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical applications for neurological diseases (NeuroBioPharm).

For the second quarter ended August 31, 2010, all revenues are generated by the nutraceutical segment to the exception of small revenue from research contract in NeuroBioPharm. The continuity of all operations of the consolidated group are presently supported by Neptune revenues, therefore, Acasti Pharma and NeuroBioPharm operations are limited to product development in the Over-the-counter (OTC), prescription medical foods, and prescription drug products as well as pre-clinical research.

At this moment, NKO® is the only product sold in the nutraceutical market by Neptune. NKO® presently generates a gross margin that varies between 40% and 50% depending on the country and the market where it is sold. In the case of Acasti and NeuroBioPharm, several products have been developed but none is presently generating revenue. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is in their case to generate short term revenue with the OTC and prescription medical food products. It is impossible for now to evaluate a precise timeline for the launch of any of Acasti or NeuroBioPharm products as negotiation are ongoing with potential partners.

The consolidated treasury flows are explained in the following section except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment. In regards to the cardiovascular segment during the second quarter, Acasti’s operating activities generated a decrease in liquidities of $256 mostly related to its operating loss as well as to the changes in operating assets and liabilities. Acasti’s investing activities generated a decrease in liquidities of $10 related to investment in new equipments. Acasti’s did not have any cash flows from financing activities. Therefore, Acasti’s cash position decreased by $266 as at August 31, 2010.

Selected financial information by segment is as follow:

Three-month period ended August 31, 2010
	Nutraceutical	Cardiovascular	Neurological	Adjust	Total
(Expressed in thousands)	$	$	$	$	$

Sales and research contracts	4,109	-	27	(22)	4,114

EBITDA	1,207	(457)	(18)		732

Net income (loss)	794	(493)	(27)		274

Total assets	18,872	568	221		19,661

Working capital	6,203	260	173		6,636

EBITDA calculation
Net income (loss)	794	(493)	(27)		274
add (deduct)
Amortization	254	3	-		257
Financial expenses	111	-	-		111
Stock-based compensation	154	31	9		194
Foreign exchange (gain) loss	(106)	2	-		(104)

EBITDA	1,207	(457)	(18)		732

The following table show selected financial information by segments :

Six-month period ended August 31, 2010
	Nutraceutical	Cardiovascular	Neurological	Adjust	Total
(Expressed in thousands)	$	$	$	$	$

Sales and research contracts	8,266	-	44	(34)	8,276

EBITDA	2,303	(808)	(87)		1,408

Net income (loss)	1,692	(846)	(96)		750

Total assets	18,872	568	221		19,661

Working capital	6,203	260	173		6,636

EBITDA calculation
Net income (loss)	1,692	(846)	(96)		750
add (deduct)
Amortization	453	5	-		458
Financial expenses	226	-	-		226
Stock-based compensation	269	31	9		309
Foreign exchange (gain) loss	(65)	2	-		(63)
Gain on dilution	(272)	-	-		(272)

EBITDA	2,303	(808)	(87)		1,408

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE THREE AND SIX-MONTH PERIODS ENDED AUGUST 31, 2010 AND 2009 (UNAUDITED)

Revenue

Revenue for the second quarter continued to increase and amounted to $4,114 for the three-month period ended August 31, 2010, representing an increase of 200% compared to $1,371 for the three-month period ended August 31, 2009. Revenue amounted to $8,276 for the six-month period ended August 31, 2010, representing an increase of 95% compared to $4,248 for the six-month period ended August 31, 2009. This increase in the Company’s revenue is mainly attributable to the aggressive penetration of the American, European and Asian/Australian markets due to the increasing awareness and recognition of NKO® and to last year plant shut down. During a portion of the six-month period ended August 31, 2009, the Company shut down its production plant for production capacity improvements, therefore the limited quantity of goods available for sale resulted into abnormally low revenues in the second quarter of 2009.

Virtually all of the Company’s sales are derived from the nutraceutical segments.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA increased by $2,366 for the three-month period ended August 31, 2010 to $732 compared to $(1,634) for the three-month period endied August 31, 2009. EBITDA increased by $3,325 for the six-month period ended August 31, 2010 to $1,408 compared to $(1,917) for the six-month period ended August 31, 2009. The main reason for the period increase are increased sales, overall improved production performance and reduced research and development expenses, as expected, over last year corresponding periods.

Net Income (Loss)

The Company realized a consolidated net income for the three-month period ended August 31, 2010 of $274 or $0.01 per share compared to a net loss of $2,112 or $0.06 per share for the three-month period ended August 31, 2009. The Company realized a consolidated net income for the six-month period ended August 31, 2010 of $750 or $0.02 per share compared to a net loss of $3,519 or $0.09 per share for the six-month period ended August 31, 2009. These results are principally attributable to the considerable increase in sales level along with only a slight increase in the cost of sales and operating expenses, $2,921 and $5,893 for the three and six-month periods, respectively, ended August 31, 2010 compared to $1,904 and $4,743 for the corresponding periods of 2009. These represent increases of $1,017 and $1,150 in cost of sales and operating expenses, respectively for the three and six-month periods ended

August 31, 2010, over the corresponding periods of the previous year compared with increases of $2,743 and $4,028 in revenues respectively for the three and six-month periods ended August 31, 2010 over the corresponding periods of the previous year. This improved performance is not only attributable, as mentioned here above, to higher sales level, to an overall improved production performance and to reduced research & development expenses, but also to lower financial expenses, explained by a lower amount of long term debt carried on the balance sheet. These favourable variances were offset by an increase in two non monetary expenses, amortization and stock based compensation,

TREASURY FLOW AND FINANCIAL SITUATION COMPARISON BETWEEN THE THREE AND SIX-MONTH PERIODS ENDED AUGUST 31, 2010 AND 2009 (UNAUDITED)

Operating Activities

During the three-month period ended August 31, 2010, the operating activities generated a decrease in liquidities of $1,321, compared to a decrease of $2,237 for the corresponding three-month period ended August 31, 2009. During the six-month period ended August 31, 2010, the operating activities generated a decrease in liquidities of $1,319, compared to a decrease of $111 for the corresponding six-month period ended August 31, 2009. The difference in change in liquidities derived from operating activities from the quarters compared is mainly attributable to the higher net changes of operating assets during the three-month period ended August 31, 2010, which is explained by increases in accounts receivable and tax credits compared to the corresponding period of the previous year, as well as by a decrease in accounts payable for the three-month period ended August 31, 2010 compared to an increase for the corresponding period of the previous year. The difference in change in liquidities derived from operating activities from the compared six-month periods is attributable to the higher net decrease of operating assets during the six-month period ended August 31, 2010 compared to the corresponding period in 2009 and is attributable to similar reasons to the three-month period explanations.

Investing Activities

During the three-month period ended August 31, 2010, the investing activities generated a decrease in liquidities of $265. This decrease is mainly due to investments in property, plant and equipment for an amount of $262. During the six-month period ended August 31, 2010, the investing activities generated a decrease in liquidities of $470. This decrease is mainly due to investments in property, plant and equipment for an amount of $460. These investments are mainly comprised of investments in the manufacturing equipment.

Financing Activities

During the three-month period ended August 31, 2010, the financing activities generated an increase in liquidities of $106. This increase is mainly attributable to the issuance of 870,000 shares pursuant to incentive stock options exercise for an amount of $218. During the six-month period ended August 31, 2010, the financing activities generated an increase in liquidities of $1,424. This increase is mainly attributable to the issuance of an additional 1,068,000 shares following Debenture warrants exercise for an amount of $1,335 and to the exercise of 1,086,400 Debenture call options on Acasti Shares for an amount of $272.

Overall, as a result of cash flows from all activities, the Company decreased its cash by $1,432 and by $371, respectively, for the three-month and six-month period ended August 31, 2010.

At August 31, 2010, the Company’s liquidity position, consisting of cash and short-term investments, was $1,725.

Also, at August 31, 2010, the Company had an authorized operating line of credit $1,000, of which an amount of $860 was available as well as an additional $200 for foreign exchange contract, all of which was also available.

The Company believes that its available cash and term deposits, expected interest income, research collaborations and licensing agreements, research tax credits, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future (see subsequent event section).

FINANCIAL POSITION

The following table details the important changes to the balance sheet at August 31, 2010 compared to February 28, 2010:

	Increase
Accounts	(Reduction)	Comments
	(In Thousands of dollars)
Cash	(371)	See cash flows statement
Receivables	551	Increased sales
Inventories	1,614	Purchase of raw material and increased production
Accounts payable and accrued liabilities	(128)	Improvement in suppliers’ payment habbit
Convertible debenture	43	Interest and accretion expenses
Long-term debt	(520)	Reimbursement

PRIMARY ANNUAL FINANCIAL RATIOS

	August 31	February 28	August 31
	2010	2010	2009
Working Capital Ratio (current assets/current liabilities)[1]	2.56	2.05	2.19
Solvency Ratio (Debt Capital / Shareholders’ Equity)*2	0.55	0.78	1.46
* including convertible debentures for 2009 and 2010.
[1]	The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.
[2]	The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

The Company’s Working Capital Ratio improved during the period ended August 31, 2010 compared to the periods ended February 28, 2010 and August 31, 2009 mainly due to increases in short term assets. The Company’s solvency ratio improved during the period ended August 31, 2010 compared to the period ended February 28, 2010 and to August 31, 2009 mainly due to the decrease and increase of the Company’s Debt and Shareholder’s Equity, respectively.

RELATED PARTY TRANSACTIONS

Under the terms of an agreement entered into with a company controlled by an officer and director (which is also a shareholder of the Company), the Company is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Company on a non-consolidated basis. For the three and six-month periods ended August 31, 2010, total royalties included in operating expenses amounted to $39 and $81 respectively, (three and six-month periods ended August 31, 2009 - $29 and $42, respectively). As at August 31, 2010, the balance due to this company under this agreement amounts to $218 (February 28, 2010 - $175). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

CHANGE TO ACCOUNTING POLICIES

New accounting policies:

Presentation of unrealized gains and losses on foreign exchange:

The Company recast the unaudited interim consolidated statement of cash flows for the three-month and six-month periods ended August 2009 in order to present the effects of unrealized gains and losses on foreign exchange, as was required by CICA Handbook Section 1540, Cash Flow Statements. For the three and six-month periods ended August 31, 2009, as a result of the correction, cash flows from operating activities (foreign exchange gain (loss) on cash) decreased by $26 and increased by $317, respectively, and the foreign exchange (gain) loss on cash held in foreign currencies was added and deducted, in the same amounts.

Future accounting changes:

International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board (‘’AcSB’’) confirmed that Canadian generally accepted accounting principles (''GAAP''), as used by publicly accountable enterprises, would be replaced by International Financial Reporting Standards (''IFRS''), as issued by the International Accounting Standards Board (''IASB''). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2011-2012 interim and annual consolidated financial statements with comparative figures for the previous period. The Company will convert to these new standards according to the timetable set within these new rules.

The Company’s transition process from Canadian GAAP to IFRS has been initiated. A progress report was submitted to the Audit Committee on the status of the IFRS implementation in May 2010, July 2010 and October 2010. Progress reporting to the Audit Committee on the status of the IFRS implementation will be provided on a quarterly basis.

The transition work plan to IFRS is outlined in the following tables:

Phase 1 : Initial Assessment Phase
Actions	High-level assessment to identify areas of accounting differences between Canadian GAAP and IFRS.

Rank their impact (high, medium or low priority) that may arise from the transition to IFRS.

Assessment of potential consequences on financial reporting, business processes, internal controls and information systems.

Timetable	End of second quarter of 2010-2011.

Progress	Completed.

Phase 2 : Detailed Assessment and Design Phase
Actions	Each area of accounting differences between Canadian GAAP and IFRS identified in the initial phase will be further assessed in order of descending priority.

Specification of changes required to existing accounting policies, information systems, and business processes.

Analysis of possible IFRS choices and impacts for the presentation of the consolidated financial statements. Analysis and decisions made, including the Company’s selection of IFRS 1 exemptions at the date of transition, will be included in IFRS memos and approved by the External Auditors, which will then be submitted to the Audit Committee.

Preparation of draft consolidated financial statements and notes.

Timetable

We have prepared a detailed timetable that contemplates the bulk of the analysis that will be completed by the end of fiscal 2010-2011. We prioritized standards, based on their ranking in the diagnostic, the time needed to complete the analysis and implementation, and working group members’ availability.

Progress	At the end of the second quarter of 2010-2011, we commenced our analysis of certain IFRS standards that may have an impact on our Company.

Phase 3 : Implementation and Testing Phase
Actions	Execution of changes to information systems and business processes.

Completing formal authorization processes to approve recommended accounting policies changes.

Training programs for the Company’s finance and other staff, as necessary.

Culmination in the collection of financial information necessary to compile IFRS-compliant interim and annual consolidated financial statements, embedding IFRS in business processes, elimination of any unnecessary data collection processes and Audit Committee approval of IFRS financial statements.

Implementation also involves further training to staff as revised systems begin to take effect.

Timetable

By the end of the fourth quarter of 2010-2011, our opening balance sheet, comparative financial data under IFRS and changes regarding specification of changes required to existing accounting policies, information systems, and business processes will be completed.

In fiscal 2011-2012, we will produce our interim and annual consolidated financial statements and disclosure in accordance with IFRS.

Progress	At the end of the second quarter of 2010-2011, we commenced compiling the financial data for our opening balance sheet based on the analysis of certain IFRS standards.

Key accounting area

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas.

Key accounting areas	Differences with potential impact for the Company
Functional currency	Documentation of sales currency, sales market currency, and the manufacturing costs currency.
Related party transactions	Lack of standards for transactions outside the ordinary course of business.
Convertibles debentures	Complexity of standards, required residual method.
Consolidation	Allocation of losses of subsidiaries to minority interest even if it results in a negative number and allocation of assets, net negative transfer.
Provisions	Lower recognition threshold for provisions, the concept of onerous contract.
Warrants	Reclassification of liabilities of any settlement option other than the issue of equity.
Property, plant and equipment	Component approach, capitalization of interest.
Share-based payment

Retrospectively treating each tranche of award under graded vesting as separate award: determination of fair value estimates and expense recognition, allocation of expenditure within the consolidated group.

Income taxes	Differences in defining the rate substantially in force, tax impact of differences quantified.
Presentation of financial statements	Approach by nature or function to the income statement, various disclosures.

This is not an exhaustive list of all the significant impacts that could occur during the conversion to IFRS.

At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule. As the project advances, the Company could alter its intentions and the milestones communicated at the time of reporting as a result if changes to international standards currently in development between now and when the changeover is completed.

Information technology

We currently do not expect the transition to IFRS to require significant changes to our information technology systems and reports. We also expect our systems to be reliable for purposes of generating the comparative fiscal 2010-2011 information that needs to be provided in accordance with IFRS during fiscal 2011-2012 (i.e. the first period of reporting completely under IFRS), as well as the information required in the opening balance sheet as at the transition date (March 1, 2010).

Internal controls over financial reporting and disclosure controls and procedures

Internal control processes and procedures will be put into place in order to address the key accounting differences resulting from the changeover to IFRS. Internal controls applicable to our reporting process under Canadian GAAP are expected to be substantially the same as those required in our IFRS reporting environment.

Our disclosure controls and procedures will also be updated as our changeover to IFRS continues to ensure that information is appropriately communicated in our external communications and other periodic published reports.

Financial expertise

The project to transition to IFRS is being led by the Corporate Accounting group in Laval. The Corporate Accounting group has the appropriate resources and skills to effectively complete the changeover to IFRS on a timely basis. Periodic meetings are held with management and the Audit Committee in order to keep them informed of the progress of our transition plan. External advisors are also being consulted on an as needed basis to review our transition work plan and business impact analysis, and advise us on issues as they arise.

Business contracts

Business contracts which are affected by financial results such as financial covenants and long-term incentive plans are being reviewed to assess the impact from the changeover to IFRS. The changeover to IFRS is not expected to have a significant impact on our business contracts.

USE OF ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Actual results may differ from those estimates. Significant areas requiring the use of management estimates include estimating the useful life and recoverability of long-lived assets, including property, plant and equipment and intangible assets, determining the fair value of financial instruments and estimating the fair value of stock-option awards as well as assessing the recoverability of research tax credit receivable and future income tax assets. Consequently, actual results could differ from those estimates.

SUBSEQUENT EVENT

On October 13, 2010, the Company completed a non-brokered private placement of $2,647 through the offering of common shares at a price of $1.85 per share. Some intermediaries will be entitled to receive a 5% cash commissions ($101) as well as an aggregate of 54,527 options in connection with the gross proceed of $2,018 received from institutional investors. Each option allows its holder to purchase one common share at a price of $2.50 for a period of one year following the issuance of such option. Other intermediaries will be entitled to receive a 4% cash commission ($25) on the gross proceeds ($629) not otherwise subscribe by institutional investors. The closing and the payment of commissions to the intermediaries will be subject to the TSX Venture Exchange’s approvals.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period ended August 31, 2010, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the three-month period ended August 31, 2010 that affected materially the Company’s internal controls over financial reporting and disclosure controls and procedures.

RISK FACTORS

The information contained in the Financial Statements and the MD&A for the three and six-month periods ended August 31, 2010 should be read in conjunction with all the Company’s public documentation and in particular the risk factors section in the Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Company.

Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date, including trade receivables. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods for shipments when customers have fully-utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue. Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers. The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on individual customer evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Company uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar. The Company enters into currency forwards and options to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The risk that the Company will realize a loss as a result of the decline in the fair value of its term deposits is limited because these investments have short-term maturities and are generally held to maturity. The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

Financial risks:

Until each entity is independently financed, the success of the Company is dependent on its ability to support the development of its two subsidiaries and its ability to bring their products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Company’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs nor the Company’s ability, nor its subsidiaries ability, to fund these programs going forward.

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

Product Liability:

The Company has secured a $5,000 product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at October 13, 2010, the total number of common shares issued by the Company and in circulation was 40,172,745 and Company common shares were being traded on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT. There were also 36,598 warrants and 3,091,625 options outstanding as at the same date.

/s/ Henri Harland	/s/ André Godin
Henri Harland	André Godin
President and Chief Executive Officer	Vice-President, Administration and Finance